MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
And Audited Consolidated Financial Statements

YEAR ENDED DECEMBER 31, 2006

T A B L E   O F   C O N T E N T S

Page

1.

2006 - Year in Review

1

2.

Production

2

3.

Operations

2

4.

Development

3

5.

Exploration Review

4

6.

Review of Financial Results

5

7.

Liquidity

7

8.

Capital Resources

8

9.

Summary of Quarterly Results and Fourth Quarter Review

9

10.

Off-Balance Sheet Arrangements

9

11.

Critical Accounting Estimates

10

12.

Risks and Uncertainties

11

13.

Non-GAAP Measures

12

14.

Other MD&A Requirements

13

15.

Disclosure of Outstanding Share Data

13

16.

Controls and Procedures

14

17.

Cautionary Statement on Looking Forward Information

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) and compares the Company’s financial results for 2006 with those of 2005 and 2004. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

1.

2006 - Year in Review

Eldorado is a gold exploration, development, mining and production company based in Vancouver, Canada. We own and operate gold mines in Turkey, China and Brazil. Total gold sales for 2006 were 127,552 ounces at a realized average price of $609 per ounce (2005 - 66,804 ounces, $444 per ounce; 2004 - 81,913 ounces, $409 per ounce).

We began commercial production at the Kisladag gold mine (“Kisladag mine” or “Kisladag”) in Turkey on July 1, 2006. The Tanjianshan gold mine (“Tanjianshan mine” or “Tanjianshan”) in China was opened in November 2006, where commercial production began on February 1, 2007. We continued operations at our São Bento gold mine (“São Bento mine” or “São Bento”) in Brazil through 2006 to the scheduled shut down on January 20, 2007.

In 2007, we expect to produce 310,000 to 330,000 ounces of gold from Kisladag and Tanjianshan at an estimated average cash cost of US$220 to $230 per ounce. Company operations are strongly viable at gold prices well below current levels.

Net Income for the Year

In 2006 Eldorado was profitable. Our consolidated net income for 2006 was $3.3 million or $0.01 per share (2005 (net loss) ($49.1 million), ($0.17) per share; 2004 - ($13.9 million), ($0.05) per share)

Higher gold prices, increased gold production and lower average production costs were the largest factors in the 2006 operating results. Sales from Kisladag totalled 63,352 ounces of gold at an average price of $619 per ounce while production cash costs averaged $206 per ounce. Sales from São Bento totalled 64,200 ounces (2005 - 66,804 ounces; 2004 - 81,913 ounces) of gold at an average price of $598 per ounce (2005 - $444; 2004 - $409) while production cash costs averaged $454 per ounce (2005-$407, 2004-$294).

Financial Position

At December 31, 2006, we held $60.0 million (2005 - $33.8 million) in cash and short-term deposits and $79.6 million in a restricted accounts held against long term debt - $50.0 million (2005 - $50.0 million), letters of credit - $21.3 million (2005 - $nil) and environmental reclamation obligations of $8.3 million (2005 - $nil). We remain hedge free.

On February 7, 2006, we closed a bought deal financing with a syndicate of underwriters. A total of 34,500,000 common shares were issued at CDN$5.40 per common share for gross proceeds of CDN$186.3 million (US$161.5 million) and net proceeds of CDN$178.9 million (US$154.4 million). This financing gave us sufficient funds to acquire additional late-stage development gold properties in China; complete the development and continue exploration of our properties in Turkey, China and Brazil; acquire other properties and carry out general corporate activities.

(1)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

2.

Production

	2006			2005	2004
	Kisladag	São Bento	Total	(São Bento only)

Operating data¹
Gold production
Ounces	70,895	64,758	135,653[5]	64,298[5]	82,024[5]
Cash operating costs ($/oz)[4]	$ 206	$ 454	$ 324	$ 407	$ 294
Total cash costs ($/oz)[2,4]	$ 208	$ 464	$ 330	$ 416	$ 302
Total production costs ($/oz)[3,4]	$ 229	$ 467	$ 343	$ 564	$ 358

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section “Non-GAAP Measures” of the MD&A.

5

Gold sales for 2006 totalled 127,552 ounces (2005 - 66,804 ounces; 2004 - 81,913 ounces).

In 2006, we produced 135,653 ounces of gold, a 111% increase over 2005, and 65% over 2004. The increased production was directly attributable to Kisladag where commercial production commenced in July 2006. Total combined cash operating costs in 2006 were $324 per ounce, or 20% lower than 2005 and 9% higher than 2004. Compared to 2005, the benefit derived from lower production costs at Kisladag was offset by rising production costs incurred at São Bento. Rising production costs can normally be expected as a mine approaches the end of its life. All mining activities at São Bento ended on January 20, 2007.

In 2007 production is forecast at 310,000 to 330,000 ounces. The loss of the São Bento production is expected to be more than offset by a full year of production from Kisladag and 11 months of Tanjianshan production.

3.

Operations

Kisladag Mine

Commercial production started on July 1, 2006 at the Kisladag mine. Capital expenditures for the year were $39.7 million. In the six months ended December 2006 at Kisladag: approximately 5.2 million tonnes of ore were mined at an average grade of 1.18g/t; and, 70,895 ounces of gold were produced at an average total cash cost of $208 per ounce.

A planned $14 million mine expansion at Kisladag has an expected completion date late in 2007. The expansion will provide additional crushing and screening capacity, a truck and crusher maintenance shop, additional pond capacity and leach pad expansion. As a result of expansion, we expect to increase mine capacity to 240,000 ounces of gold per year.

A fleet of specialized heavy mining trucks and loaders is on order. In 2008 and future years, mining costs should decline as the new fleet will replace higher cost mining contractors who use much lower capacity standard earth moving equipment and loaders.

(2)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

São Bento Mine

The final full year of production at São Bento was completed in 2006. During its 20-year life 1.8 million ounces of gold were produced at São Bento.

In 2006, 334,814 tonnes of ore (2005 - 310,703; 2004 - 366,729) were sent to the mill at an average grade of 6.71 grams per tonne (2005 - 7.67 g/pt; 2004 - 8.40 g/pt) with a recovery rate of 87.9% (2005 - 89.3%; 2004 - 89.1%). Production totalled 64,758 ounces of gold (2005- 64,298 ounces; 2004 - 82,024) at an average total cash cost of $464 per ounce (2005 - $416; 2004 - $302). During 2006, production yields declined as grade and recovery decreased, mining and processing costs increased as the ore body approached full depletion.

Following the January, 2007 São Bento shut down, reclamation work began. Reclamation costs are estimated at $10-million of which we expect to spend $8.3 million in 2007. The estimated salvage value of the equipment on site at shut down was $9.0 million.

4.

Development

Efemçukuru

During 2006, we initiated a drilling program at Efemçukuru designed to convert inferred resources into measured and indicated resources for the purpose of forming the basis of a new mine plan and subsequent reserve calculation and to test the potential of the system at depth. Land acquisition began in 2006, with 40% of the land acquired by December 31, 2006. We contracted Wardrop Engineering to conduct a feasibility study for the Efemçukuru project. The study’s completion is expected in the second quarter of 2007. Capitalized expenditures in 2006 totalled $5.2 million.

Tanjianshan

Construction at Tanjianshan was completed in December of 2006. The first gold pour occurred on December 2, 2006. We began commercial production on February 1, 2007. Forecast production for 2007 is approximately 120,000 to 130,000 ounces of gold at an estimated average cash cost of $235 to $245 per ounce. Capital construction expenditure in 2006 was $48.2 million. Our capitalized development expenditures in China focused on the Tanjianshan project in Qinghai Province. In 2006, we conducted infill drilling at both the Qinglongtan (QLT) and Jinlongou (JLG) deposits.

At JLG, we drilled 44 holes totalling 5,923 meters in a program designed to upgrade the inferred resource into measured and indicated resources. At QLT, 39 holes were drilled for 3,085 meters, both to upgrade inferred resources and to sterilize an area to the west of the pit for waste rock disposal.

Vila Nova Iron Ore (50% Joint Venture)

On the Vila Nova Iron ore project, we drilled 23 holes totalling 2,282 meters in 2006. Cumulative drilling to date now totals 46 holes for 3,802 meters. An extensive metallurgical test work program was completed and a pre-feasibility study incorporating all of the data was prepared. This study shows robust economics for the project with a pre-tax NPV (undiscounted net present value) of $91.7 million on a measured and indicated resource of 10,418,000 tonnes of ore. In 2007, we will work to finalize permitting for the project. Capitalized expenditures at the Vila Nova Iron Ore project in 2006 totalled $1.6 million.

(3)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

5.

Exploration Review

In 2006, our exploration expenditures rose to $12.7 million (2005 - $7.4 million; 2004- $4.3 million) as we expanded exploration activity in Brazil, Turkey and China. Exploration costs in Brazil, mostly related to the Vila Nova Gold project, totalled $7.7 million. In Turkey, we incurred exploration expenditures totalling $4.8 million and $0.2 million in China.

In 2007, we will continue to explore in Turkey, Brazil and China. The total exploration budget is $14.2 million. Our exploration strategy is to develop a pipeline of projects that take advantage of our strategic positions in the countries where we operate.

Turkey

In 2006, we conducted exploration on the 50% owned Demir joint venture (“Demir JV”) in central Turkey, as well as at the Biga Peninsula in Western Turkey, and in the Pontide Volcanic Belt in Eastern Turkey.

Demir JV

The majority of the work on the Demir JV ground was done at the AS project, which hosts both a porphyry copper-gold deposit and a high sulphidation gold target. During 2006, we drilled 14 holes totalling 5,200 meters and completed geologic mapping over the entire license. The rock and soil sampling grid was also extended to delineate the high sulphidation system on the southern portion of the license.

In 2007, we plan to drill the high sulphidation target at the AS project and continue to evaluate other licenses in the Demir JV area.

Biga Peninsula

Work on the Biga Peninsula licenses consisted mainly of reconnaissance mapping and sampling in preparation for more detailed follow-up in 2007. We have drilling programs planned at three license areas in 2007. Reconnaissance mapping and sampling on other licenses is planned, time permitting.

Pontide Volcanic Belt

In 2006, we were active on three properties in the Pontide Volcanic Belt: Mahmur Tepe,  Koyulhisar, and Çatak.

Our primary focus for 2006 was Mahmur Tepe, where we drilled six holes totalling 2,174 meters. Drilling results and a geologic review suggest that this is a Porgera-style, gold-bearing mafic intrusive system. During 2007, we will conduct a small drilling program along with geological and structural reviews in new target areas.

At the Koyulhisar project, we constructed roads and conducted mapping, and sampling in anticipation of a 2006 drill program. Due to the unavailability of a drill rig, this program was postponed until 2007. The Koyulhisar project has several different geologic targets, including both high and low sulphidation systems.

We also carried out geologic mapping and sampling on two vein systems at the Çatak project. In 2007, we will conduct more detailed sampling of the vein systems and other anomalous areas to define drill targets.

(4)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

Brazil

Our major exploration project in Brazil in 2006 was the Vila Nova Gold project, where we completed 6,516 meters of diamond drilling and 2,366 meters of surface trenching. Our work plan for 2007 will focus on evaluating new licenses acquired during 2006 that surround the central gold showing.

We also conducted soil sampling and auger drilling on the Tartarugalzinho project. This work will continue in 2007 with the objective of defining drill targets by the end of the year.

China

Regional exploration focused on two areas between JLG and QLT and one area north of QLT. This work consisted of geologic mapping, rock chip sampling, induced polarization geophysics and drilling six diamond drill holes.

In 2007, we will continue exploring the regional potential of the approximately 344 square kilometre Tanjianshan claim block, as well as other prospective metallurgic belts in Qinghai Province.

6.

Review of Financial Results

Net Income (Loss)

Our consolidated net income for 2006 was $3.3 million or $0.01 per share (2005 (net loss) ($49.1 million) or ($0.17) per share; 2004 - ($13.9 million) or ($0.05) per share).

Gold Revenues

Our gold revenues consist of gold bullion sales at spot. Operating costs include doré refining costs performed by third party refiners in Turkey, Switzerland and Brazil. We sell the refined bullion either to large financial institutions or on the Istanbul Gold Exchange.

	2006			2005	2006
	Kisladag	São Bento	Total	(São Bento only)

Gold Sales at spot	$ 39,232	$ 38,409	$ 77,641	$ 29,680	$ 33,153
Average selling price per ounce	$ 619	$ 598	$ 609	$ 444	$ 409
Ounces sold	63,352	64,200	127,552	66,804	81,913

Interest and Other Income

Interest income earned on cash, short-term money market investments and restricted cash balances held during 2006 was $6.2 million (2005 - $3.5 million; 2004 - $1.8 million). Other income of $0.8 million in 2006 ($0.6 million in 2005 and $1.0 million in 2004) was earned on the sale of Brazilian consumption tax credits.

Operating Costs

The increase in 2006 operating costs include production costs incurred at the Kisladag mine and as previously discussed the rising unit of production costs at São Bento as the mine approached full depletion. While the total operating costs rose in 2006, the average cost per ounce in 2006 was substantially lower. The lower production cost per ounce in Kisladag more than offset the higher average production cost experienced at São Bento.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

Depletion, Depreciation and Amortization

The majority of depletion, depreciation and amortization expense (“DD&A”) is attributable to the Kisladag operations. Following the 2005 São Bento asset impairment write-down to estimated salvage value, no DD&A was charged to the São Bento operations in 2006. Of the total $1.8 million in DD&A charged to operations in 2006, $1.5 million related to 6 months of operations at the Kisladag mine. In prior years, São Bento accounted for DD&A of $9.5 million (total $9.8 million) and $4.3 million (total $4.4 million) in 2005 and 2004 respectively.

General and Administrative

General and administrative costs are primarily incurred in Vancouver, Canada, where we have our head office. We have continued to add to our administrative staff to support our international operations. General and administrative expense is up by $4.1 million in 2006, including $1.4 million attributable to increased staffing levels required to support our expanding operations and increased travel expenses associated with our international operations. General and administrative expense in 2006 also includes $1.6 million of direct costs incurred in order to meet the Sarbanes-Oxley Act reporting requirements and an increase of $1.1 million in stock-based compensation expense.

Exploration Expense

Exploration expenses and activities are discussed in Section 5, Exploration Review.

Foreign Exchange (Gain) Loss

During 2006, the Canadian dollar strengthened against the US dollar, resulting in a foreign exchange gain on Canadian funds we held. With the CDN$178.9 million in proceeds from our February, 2006 financing we capitalized on the favourable movements in the Canadian - US dollar exchange rates.

Gain on disposal of assets

During the first quarter of 2005, we valued 2,500,000 units of Fury Explorations Ltd. (“Fury”) at a price of CDN$0.27 per unit resulting in a $0.6 million write-down. In 2006, we divested of the investment at a price of CDN$0.70 per unit, for a total gain of $0.9 million. In 2005, the gain on disposal of property consisted mostly of $5.7 million from the Turkish sale of our Kaymaz and Kucukdere mine operation licences and related immoveable property, together with all rights and obligations, to Koza Altin Isletmeleri A.S.

Write Down of Assets

In 2006 we took an additional write down of $2.2 million related to certain Brazilian federal tax credits and certain obsolete supplies inventory. In 2005, we wrote down assets of $18.9 million relating also to the São Bento mine as we determined that there was a low probability that the ore zone continued at depth. The 2005 write down of assets included $12.4 million for the São Bento mine, $4.9 for Brazilian federal tax credits and $1.6 million for certain inventory items.

Income Taxes

The current income tax provision for 2006 was $2.1 million (2005 - $0.2; 2004 (recovery) - ($1.4 million.)). In 2006 we recognized $0.7 million in liabilities on inter-company transactions that related to the re-structuring of inter-company debt, and we received an assessment on prior years’ income and social contribution tax for $0.7 million in Brazil. The current provision for income and social contribution tax in Brazil amounted to $0.6 million. No current income taxes were payable in Turkey because we had unclaimed expense, from prior years that we claimed against the current year’s income.

(6)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

On the operations statement we recorded a provision for the recovery of future income taxes amounting to $1.5 million. This recovery is the net amount of $10.2 million that we expect to recover against income taxes otherwise payable in 2007 and long term future liabilities of $8.7 million for which we expect to be liable in 2008 or thereafter. The $10.2 million relates to tax benefits we will realize on claiming expenses incurred in prior years that went unclaimed in those years because we had no taxable income. The $8.7 million in liabilities relates to $7.4 million in expenditures on Turkish mining properties for which we have claimed a tax benefit in the current year but for which we will ultimately be liable in the years ending 2008 and thereafter. We also recognized $1.3 million in taxes that would be payable on unrealized foreign exchange gains accrued in Brazil with respect to inter-company debt denominated in US dollars.

7. Liquidity

Cash generated from (used in) operating activities before working capital requirements increased from ($15.0 million) used in 2005 to $9.2 million generated in 2006. The improvement is primarily attributable to increased revenues. However after including the $31.7 million working capital investment requirement, cash flow (used in) operating actives totalled ($22.5 million) including a $26.2 million increase in in-process inventory. The remainder of the working capital investment requirement is largely attributable to Turkish value added taxes incurred in the construction of Kisladag that we expect to recover in 2007.

In 2006, we invested $88.3 million in mineral property, plant and equipment. At São Bento, we had no capital expenditures as the operation was expected to shut down in the first quarter of 2007. At Kisladag, capital expenditures relating to construction completion activities and the initial Phase 2 program expenditures totalled $39.7 million. Capital expenditures at Tanjianshan relating to construction and equipment purchases totalled $48.2 million. The remainder of our capital expenditures amounted to $0.4 million, largely for additions to software and leasehold improvements.

We received net proceeds $164.1 million in consideration for issuing 38,570,853 common shares during 2006. proceeds from issued shares included a public offering for 34,500,000 shares at a price of C$5.40 each, for proceeds of $154.4 million net of $7.1 million in related share issuance costs.

Contractual obligations

The Company’s contractual obligations at December 31, 2006, comprise:

	(000’s)
	2007 $	2008 $	2009 $	2010 $	2011 and later $	Total $

Bank indebtedness	15,367	-	-	-	-	15,367
Long-term debt	400	400	150	50,000	-	50,950
Capital leases	29	36	27	-	-	92
Operating leases and property expenditures	1,572	1,572	1,572	1,572	5,216	11,504
Purchase obligations	59,298	14,761	12,252	11,715	-	98,026

Totals	76,666	16,769	14,001	63,287	5,216	175,939

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

Purchase obligations from 2007 forward relate solely to Kisladag operations including the acquisition of large haul ore trucks and loaders, the estimated provisions commitments under the current external mining contractor agreement and unhedged diesel fuel purchase commitments for 2007 - 2010.

8.

Capital Resources

Cash and working capital

At December 31, 2006, we had cash and short-term investments of $60.0 million and working capital amounted to $102.2 million, compared with $33.8 million of cash and short-term investments and working capital of $37.2 million at the beginning of the year. The increase in cash and short-term investments was primarily attributable to our $154.4 million financing completed on February 7, 2006.

The status of our financing arrangements financing our financing arrangements and obligations are as follows:

Bank Indebtedness

Through Qinghai Dachaidan Mining Limited (“QDML”), our 90% owned-subsidiary, we secured working capital loans from the China Construction Bank. The loans are secured by way of irrevocable letters of credit drawn on HSBC Bank USA, National Association (“HSBC”) not to exceed $21,250 in total. The letters of credit had an expiry date of February 17, 2007 and were automatically extendable without amendment for a period of one year. The HSBC letters of credit are secured by the current portion of restricted cash, which is held by HSBC as restricted cash in a collateral account

Term Revolving Credit Facility

In April 2005, our wholly owned subsidiary, Tuprag entered into a $65 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tuprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. As at December 31, 2006 the Company has drawn $50.0 million in four tranches at a weighted average interest rate of 6.0%. Each tranche typically has a maturity of approximately 13 months. Over the term of the Revolving Credit Facility, the Company plans to renew each draw down as they become due with final repayment to be made in full on the due date.

At December 31, 2006, $15 million remained available under the Revolving Credit Facility.

Sino Gold loan

Payment of the second $0.4 million annual instalment on the Sino Gold loan was made on December 8, 2006.

Equity

At December 31, 2006, the Company had 341.1 million (2005 - 302.6 million; 2004 - 276.3 million) common shares issued and outstanding. There have been no material changes to the number of shares outstanding since December 31, 2006.

(8)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

9.

Summary of Quarterly Results and Fourth Quarter Review

	($000 except per share amounts)
	Year ended December 31, 2006
	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $

Revenue	31,273	30,723	13,265	9,428
Net income (loss)	5,342	5,199	215	(7,456)
Earnings (loss) per share - US$:
Basic	$ 0.01	$ 0.02	$ 0.00	($ 0.02)
Diluted	$ 0.01	$ 0.02	$ 0.00	-

	Year ended December 31, 2005
	4th Quarter $	3rd Quarter $	2nd Quarter $	1st Quarter $

Revenue	9,239	10,522	6,154	7,882
Net income (loss)	(22,599)	(6,507)	(11,063)	(8,957)
Earnings (loss) per share - US$:
Basic	($ 0.08)	($ 0.02)	($ 0.04)	($ 0.03)
Diluted				-

Higher production and increased sales volumes combined with stronger gold prices and lower unit-of-production operating costs made the final two quarters of 2006 profitable. The improvement is attributable to the start of commercial production at the Kisladag in July 2006. In the 18 months prior to the Kisladag start up, our sole source of gold revenue was from São Bento. With the exception of a marginal profit in Q2, 2006 when the income we reported was largely attributable to interest earned on the proceeds of the Q1 financing, in the previous 6 quarters prior to the Kisladag start up, as a result of the declining production and increasing operating costs that were squeezed by lower sales prices, we reported operating losses. These quarterly losses included a $18.9 million impairment write-down of the São Bento assets to their estimated salvage value in Q4 of 2005 when we announced the scheduled close for Q1 of 2007.

10.

Off-Balance Sheet Arrangements

None.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

11.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our forecast gold price for 2007 is $600 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

12.

Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries - including Canada, Turkey, China and Brazil - and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

13.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

Unit Costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Cash operating cost	($000’s except cash operating cost per ounce)
	2006	2005	2004

Gold ounces sold	127,552	66,804	81,913

	$	$	$

Operating costs	45,850	35,378	33,109
Royalty expense and production taxes	(824)	(564)	(634)
Effects of inventory adjustments	(771)	(400)	332
FV of stock option grants	(359)	(171)	(650)
Expense of contractual severance costs	(1,377)	(1,801)	-
Expense of certain development costs	(1,129)	(5,260)	(8,075)

Cash operating cost	41,390	27,182	24,082

Cash operating cost per ounce	$ 324	$ 407	$ 294

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations.

14.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

15.

Disclosure of Outstanding Share Data

The following details the share capital structure as at March 9, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		341,148,231
Share purchase options	3.82	7,276,463

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

16.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2006, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2006, 2005 and 2004

17.

Cautionary Statement on Looking Forward Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our annual information form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

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